File No. 69-248

SECURITIES & EXCHANGE COMMISSION
Washington, D.C.

Statement by Holding Company Claiming Exemption
Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935

SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

1. Southwestern Energy Company, an Arkansas corporation, is located at 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. Southwestern Energy Company is a holding company with seven wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, an Arkansas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Texas and Arkansas; Diamond "M" Production Company, a Texas based oil and gas exploration and production company; Southwestern Energy Services Company, an Oklahoma based gas marketing company; Southwestern Energy Pipeline Company, a corporation that owns a minority interest in the NOARK Pipeline System Limited Partnership (NOARK), (NOARK owns an interstate natural gas pipeline in Arkansas and Oklahoma); and A. W. Realty Company, an Arkansas real estate company which holds real estate interests. Overton Partners, L.L.C., is an Arkansas limited liability company owned by Southwestern Energy Production Company. Overton Partners, L.L.C., owns a majority interest in Overton Partners, L.P., a Texas limited partnership. The financial results of Overton Partners, L.P., are consolidated with the financial results for Southwestern Energy Company and its other subsidiaries. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive.

    The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72703. The main location of SEECO, Inc., Arkansas Gas Gathering Company, A. W. Realty Company, Overton Partners, L.L.C., and Overton Partners, L.P. is 1083 Sain Street, Fayetteville, Arkansas 72703. The main location of Southwestern Energy Production Company and Diamond "M" Production Company is 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. The main location of Southwestern Energy Services Company and Southwestern Energy Pipeline Company is 5314 South Yale, Suite 710, Tulsa, Oklahoma 74135.

    All of the Claimant's subsidiaries, with the exception of Diamond "M" Production Company, Overton Partners, L.P., and Overton Partners, L.L.C., are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Colorado, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company is also authorized to do business in Missouri, although it has sold all of its Missouri operations effective May 31, 2000. Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma. Southwestern Energy Services Company is also authorized to do business in Oklahoma, Louisiana and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in Texas. Overton Partners, L.L.C., is an Arkansas limited liability company authorized to do business in Arkansas and Texas. Overton Partners, L.P., is a Texas limited partnership authorized to do business in Texas.

2.   Claimant, Southwestern Energy Company, is the parent company and owns beneficially and of record 100% of the issued and outstanding shares of stock of its seven corporate subsidiaries.

Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 5,198 miles of pipeline. This system is located entirely within the state of Arkansas and includes a gathering and storage system with 389 miles of pipeline, 986 miles of transmission pipeline and 3,823 miles of distribution pipeline.

AWG's northwest Arkansas gas utility system gathers its primary gas supply in Arkansas from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the Harrison and Mountain Home areas. The section of the AWG system serving Harrison and Mountain Home receives a portion of its gas supply from a lateral line off of the Ozark Pipeline System.

AWG's northeast Arkansas gas utility system obtains its primary gas supply from interstate pipelines. Through its northeast Arkansas gas utility system, AWG provides distribution of natural gas to the major communities of Blytheville, Piggott and Osceola.

3.   Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 2002, as follows:

(a)   Natural gas distributed at retail:

Utility Sales	Average Consumers	Mcf	Sales
Residential	120,315	9,014,629	$ 63,892,490
Commercial	16,173	6,180,631	36,750,082
Industrial	194	1,509,322	7,782,211
Total	136,682	16,704,582	$108,424,783

(b) None.

(c) None.

(d) The public utility subsidiary purchased outside the state of Arkansas 3,742,791 Mcf of natural gas costing $12,389,355 and utilized the services of interstate pipelines to deliver the gas to its service territory or to storage facilities pending later delivery.

4.   The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 2002.

EXHIBIT B

Financial Data Schedule for the year ended December 31, 2002.

EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.


SOUTHWESTERN ENERGY COMPANY

By:_____/s/ GREG D. KERLEY_____
Greg D. Kerley
Executive Vice President
and Chief Financial Officer


ATTEST:

_____/s/ MARK K. BOLING_____
Mark K. Boling
Secretary

Notices and correspondence concerning this statement should be addressed to:

Greg D. Kerley, Executive Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 300
Houston, Texas 77032

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002
(in thousands)

	Southwestern Energy Company	Arkansas Western Gas Company	SEECO Inc.	Southwestern Energy Production Company	Diamond "M" Production Company	Overton Partners L.P.	Overton Partners L.L.C.	A.W. Realty Company	Southwestern Energy Pipeline Company	Southwestern Energy Services Company	Eliminations	Consolidated
Operating Revenues:												
Gas sales	$ -	$ 108,425	$ 51,018	$ 49,335	$ 83	$ 7,373	$ -	$ -	$ -	$ -	$ (18,126) (a)	$ 198,108
Gas marketing	-	-	-	-	-	-	-	-	-	131,067	(89,358) (a)	41,709
Oil sales	-	-	-	11,331	2,563	446	-	-	-	-	-	14,340
Gas transportation	-	5,131	-	-	-	-	-	-	-	-	-	5,131
Other	-	2,294	58	-	-	-	-	448	-	-	(586) (b)	2,214
	-	115,850	51,076	60,666	2,646	7,819	-	448	-	131,067	(108,070)	261,502
Operating Costs and Expenses:												
Gas purchases - utility	-	66,486	-	-	-	-	-	-	-	-	(18,098) (a)(b)	48,388
Gas purchases - marketing	-	-	-	-	-	-	-	-	-	127,284	(89,357) (a)	37,927
Operating and general	-	33,357	8,434	19,930	1,626	760	-	48	141	973	(669) (b)	64,600
Depreciation, depletion and amortization	-	6,115	19,407	24,748	749	2,775	-	90	3	105	-	53,992
Taxes, other than income	-	2,329	951	6,481	167	130	-	(23)	2	53	-	10,090
	-	108,287	28,792	51,159	2,542	3,665	-	115	146	128,415	(108,124)	214,997
Operating Income (Loss)	-	7,563	22,284	9,507	104	4,154	-	333	(146)	2,652	54	46,505
Interest Expense:												
Interest on long-term debt	21,664	-	-	-	-	-	-	-	-	-	-	21,664
Intercompany interest	(4,301)	3,054	396	(464)	(127)	-	636	17	844	(55)	-	-
Other interest charges	881	384	1	17	-	-	-	-	-	2	-	1,285
Interest capitalized	-	(4)	(288)	(1,191)	-	-	-	-	-	-	-	(1,483)
	18,244	3,434	109	(1,638)	(127)	-	636	17	844	(53)	-	21,466
Other Income (Expense)	(33)	(139)	(41)	(10)	(54)	1	-	15	(251)	-	(54) (b)(c)	(566)
Minority Interest - Partnership	-	-	-	1,454	-	-	-	-	-	-	-	1,454
Income (Loss) before Provision (Benefit) for Income Taxes	(18,277)	3,990	22,134	9,681	177	4,155	(636)	331	(1,241)	2,705	-	23,019
Provision (Benefit) for Income Taxes	(6,798)	1,476	8,768	4,555	62	-	-	130	(467)	982	-	8,708
Net Income (Loss)	$ (11,479)	$ 2,514	$ 13,366	$ 5,126	$ 115	$ 4,155	$ (636)	$ 201	$ (774)	$ 1,723	$ -	$ 14,311

(a) To eliminate intercompany sales and purchases.
(b) To eliminate intercompany income and expense items.
(c) To eliminate intercompany dividends.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
(in thousands)

Assets	Southwestern Energy Company	Arkansas Western Gas Company	SEECO Inc.	Southwestern Energy Production Company	Diamond "M" Production Company	Overton Partners L.P.	Overton Partners L.L.C.	A.W. Realty Company	Southwestern Energy Pipeline Company	Southwestern Energy Services Company	Eliminations	Consolidated
Current Assets:												
Cash	$ 2,754	$ 595	$ (535)	$ (1,934)	$ (17)	$ 826	$ -	$ -	$ -	$ 1	$ -	$ 1,690
Accounts receivable	721	20,940	1,889	7,477	246	947	989	6	-	9,909	(1,009) (d)	42,115
Intercompany accounts receivable	4,376	-	11,882	10,038	2,440	(4)	(8,423)	(108)	(13,605)	3,475	(10,071) (d)	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-	-
Inventories, at average cost	-	9,932	14,803	-	-	-	-	-	-	-	-	24,735
Hedging asset	-	3,130	-	-	-	-	-	-	-	-	-	3,130
Regulatory asset - hedging	-	-	-	-	-	-	-	-	-	-	-	-
Other	2,802	1,243	(2)	424	(5)	-	-	3	-	3	-	4,468
Total Current Assets	10,653	35,840	28,037	16,005	2,664	1,769	(7,434)	(99)	(13,605)	13,388	(11,080)	76,138
Investments:												
Investment in subsidiaries, at cost	414,670	-	-	-	-	-	-	-	-	-	(414,670) (e)	-
Other	-	-	-	135	-	-	6,570	49	15,238	-	(6,705) (d)	15,287
	414,670	-	-	135	-	-	6,570	49	15,238	-	(421,375)	15,287
Property, Plant and Equipment:												
Oil and gas properties, using the full cost method	-	-	308,316	686,422	7,445	28,117	-	-	-	-	-	1,030,300
Gas utility system	-	197,473	-	-	-	-	-	-	-	-	-	197,473
Gas in underground storage	-	16,347	16,048	-	-	-	-	-	-	-	-	32,395
Other	17,714	1,086	620	5,530	-	-	-	6,052	-	389	-	31,391
	17,714	214,906	324,984	691,952	7,445	28,117	-	6,052	-	389	-	1,291,559
Less - Accumulated depreciation, depletion and amortization	13,618	90,317	186,242	356,792	6,307	4,747	-	1,071	-	304	-	659,398
	4,096	124,589	138,742	335,160	1,138	23,370	-	4,981	-	85	-	632,161
Other Assets	8,120	8,094	4,083	1,020	(21)	-	-	1	-	-	(4,721) (f)	16,576
	$ 437,539	$ 168,523	$ 170,862	$ 352,320	$ 3,781	$ 25,139	$ (864)	$ 4,932	$ 1,633	$ 13,473	$ (437,176)	$ 740,162

(d) To eliminate intercompany amounts related to Overton Partners, L.P. activity.
(e) To eliminate investments in subsidiaries.
(f) To eliminate other intercompany deferred assets and liabilities.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
(in thousands)

Liabilities & Shareholders' Equity	Southwestern Energy Company	Arkansas Western Gas Company	SEECO Inc.	Southwestern Energy Production Company	Diamond "M" Production Company	Overton Partners L.P.	Overton Partners L.L.C.	A.W. Realty Company	Southwestern Energy Pipeline Company	Southwestern Energy Services Company	Eliminations	Consolidated
Current Liabilities:												
Accounts payable	$ 8,405	$ 4,415	$ 3,854	$ 8,939	$ 257	$ 1,551	$ -	$ -	$ -	$ 3,469	$ (1,009) (d)	$ 29,881
Taxes payable	2,163	2,176	673	(54)	-	-	-	86	-	169	-	5,213
Interest payable	2,422	91	-	-	-	-	-	-	-	-	-	2,513
Hedging liability	384	-	20,025	-	-	-	-	-	-	-	-	20,409
Regulatory liability - hedging	-	3,130	-	-	-	-	-	-	-	-	-	3,130
Deferred gas purchases	-	6,186	-	-	-	-	-	-	-	-	(489) (f)	5,697
Customer deposits	-	4,999	-	-	-	-	-	-	-	-	-	4,999
Other	325	1,020	516	587	-	-	-	-	-	267	-	2,715
Total Current Liabilities	13,699	22,017	25,068	9,472	257	1,551	-	86	-	3,905	(1,498)	74,557
Long-Term Debt, less current portion	342,400	61,361	-	-	-	-	-	-	-	-	(61,361) (e)	342,400
Other Liabilities:												
Deferred income taxes	(67,891)	20,908	60,203	89,512	(519)	-	-	685	10,394	2,012	-	115,304
Deferred investment tax credits	-	1,287	-	-	-	-	-	-	-	-	-	1,287
Long-term hedging liability	-	-	3,595	-	-	-	-	-	-	-	-	3,595
Other	7,483	620	7,861	1,343	-	-	-	-	-	-	(4,231) (f)	13,076
	(60,408)	22,815	71,659	90,855	(519)	-	-	685	10,394	2,012	(4,231)	133,262
Minority Interest - Partnership	-	-	-	12,455	-	-	-	-	-	-	-	12,455
Shareholders' Equity												
Common stock	2,774	24,214	8,244	1	-	-	1	1	2	2	(32,465) (e)	2,774
Additional paid-in capital	19,120	28,999	22,000	253,555	7,000	-	-	1,728	7,573	-	(320,845) (e)	19,130
Retained earnings	148,593	9,117	57,656	(14,018)	(2,957)	6,812	(865)	2,432	(16,336)	7,554	-	197,988
Partnership capital	-	-	-	-	-	16,776	-	-	-	-	(16,776) (d)	-
Other comprehensive income	(3,593)	-	(13,765)	-	-	-	-	-	-	-	-	(17,358)
Common stock in treasury, at cost	(19,981)	-	-	-	-	-	-	-	-	-	-	(19,981)
Unamortized cost of restricted shares issued under stock incentive plan	(5,065)	-	-	-	-	-	-	-	-	-	-	(5,065)
	141,848	62,330	74,135	239,538	4,043	23,588	(864)	4,161	(8,761)	7,556	(370,086)	177,488
	$ 437,539	$ 168,523	$ 170,862	$ 352,320	$ 3,781	$ 25,139	$ (864)	$ 4,932	$ 1,633	$ 13,473	$ (437,176)	$ 740,162

(d) To eliminate intercompany amounts related to Overton Partners, L.P. activity.
(e) To eliminate investments in subsidiaries.
(f) To eliminate other intercompany deferred assets and liabilities.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002
(in thousands)

	Southwestern Energy Company	Arkansas Western Gas Company	SEECO Inc.	Southwestern Energy Production Company	Diamond "M" Production Company	Overton Partnership L.P.	Overton Partnership L.L.C.	A.W. Realty Company	Southwestern Energy Pipeline Company	Southwestern Energy Services Company	Eliminations	Consolidated
RETAINED EARNINGS, beginning of year	$ 160,072	$ 6,603	$ 44,290	$ (19,144)	$ (3,072)	$ 2,657	$ (229)	$ 2,231	$ (15,562)	$ 5,831	$ -	$ 183,677
Net income (loss)	(11,479)	2,514	13,366	5,126	115	4,155	(636)	201	(774)	1,723	-	14,311
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-
RETAINED EARNINGS, end of year	$ 148,593	$ 9,117	$ 57,656	$ (14,018)	$ (2,957)	$ 6,812	$ (865)	$ 2,432	$ (16,336)	$ 7,554	$ -	$ 197,988

Exhibit B

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING FINANCIAL DATA SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2002
(in thousands)

Total Assets	$	740,162
Total Operating Revenues	$	261,502
Net Income	$	14,311